FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 12, 2022

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 21 November 2022 (official registry number 1669), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, on the basis of the information received from Goldman Sachs International as intermediary in charge of executing the Buy-back Programme, that it has carried out the following transactions over its own shares between 1 and 9 December (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
01/12/2022	SAN	Purchase	XMAD	9,478,711	2.8508
02/12/2022	SAN	Purchase	XMAD	3,175,654	2.8048
05/12/2022	SAN	Purchase	XMAD	2,157,632	2.8155
06/12/2022	SAN	Purchase	XMAD	10,459,113	2.8142
06/12/2022	SAN	Purchase	CEUX	4,190,000	2.8141
06/12/2022	SAN	Purchase	TQEX	603,387	2.8139
07/12/2022	SAN	Purchase	XMAD	4,364,795	2.8001
07/12/2022	SAN	Purchase	CEUX	2,635,888	2.8007
08/12/2022	SAN	Purchase	XMAD	2,114,487	2.7879
09/12/2022	SAN	Purchase	XMAD	3,090,776	2.7585
09/12/2022	SAN	Purchase	CEUX	1,560,060	2.7644
			TOTAL	43,830,503

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 12 December 2022

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 1/12/2022 and 9/12/2022 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-1-a-9-dic-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 12, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance